 **LEADINGBRANDS**™

August 18, 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549

Attention: Tia Jenkins,

Re: Leading Brands, Inc. Form 20-F for the Fiscal Year ended February 28, 2009

Please find below the response to your letter dated August 4, 2009.

<u>Liquidity and Capital Resources, page 24</u>

1. This issue involves the banking arrangement between Leading Brands, Inc.'s ("LBI") subsidiary, Leading Brands of Canada, Inc. ("LBCI"), and LBCI's principal lender. LBCI was of the view that its agreement with this lender allowed it to maintain a working capital ratio down to 0.9 to 1 without LBCI violating this lending covenant. This belief arose from a loan modification provided by the lender which, on its face, provided for an increase in interest rate as LBCI's current ratio dropped from 1.1 to 1 down to 0.9 to 1. As at February 28, 2009 LBCI's current ratio was at 0.96 to 1 and rather than transfer available funds from LBI to LBCI to increase LBCI's current ratio above 1.0 to 1 LBI chose to allow LBCI to operate at the lower ratio and temporarily pay the higher interest rate. LBCI's lender then advised LBCI that its position was that the clause was only a rate adjustment clause and the actual covenant would be in breach if LBCI's current ratio fell below 1.0 to 1. Once this difference in interpretation was brought to the attention of the Company, LBI immediately advanced monies from its cash account to LBCI to bring the ratio back above 1 to 1. LBCI's lender never issued a notice of default to LBCI concerning this misunderstanding.

2. LBCI's lending covenants are calculated on the financial position of LBCI, not LBI. At February 28, 2009, LBI had almost $700,000 in cash reserves and $200,000 of that amount was transferred to LBCI to comply with its lender's position. If LBCI had understood the lender's interpretation at the time, this money would have been moved prior to February 28, 2009. The three years that you note involve some rather significant one time write-downs compounded to a degree by an aggressive expansion into the US. The Company has learned from that experience and adapted its strategy in the year ended

February 28, 2009 to focus on areas that have been historically and consistently profitable while expanding in a more controlled fashion. These changes took several months to fully implement and are now resulting in steady operating profits and positive operating cash flows, as evidenced by our recent release for the three months ended May 31, 2009. All covenants are calculated on LBCI alone. According to LBCI's lender's stated position, the minimum current ratio covenant is 1.0 to 1.0 and the LBCI was at 0.96 to 1 at February 28, 2009 due to the afore-described misunderstanding. The maximum tangible net worth covenant ratio is 2.25 to 1 and LBCI was well within covenant at 1.61 to 1 at February 28, 2009. The maximum unfunded net increase in capital assets is $1 million and LBCI was at $344,228 for the year ended February 28, 2009.

Consolidated Financial Statements
Note 19. Difference Between Canadian and United States Generally Accepted Accounting Principals

3. LBI tests goodwill for impairment annually as of the end of February, the company's fiscal year-end.

4. The company has one reporting unit; an integrated manufacturing, distribution, sales, merchandizing and brand management system for North America.

Thank you for your comments. If you would like to discuss this letter, please contact me at 604-685-5200 (x238).

Sincerely,
Leading Brands, Inc.



per
Ralph D. McRae
Chief Executive Officer